SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,272,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,272,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 4 amends the original Schedule 13D and its Amendments No. 1, No. 2 and No. 3 (together, “Schedule 13D”) previously filed by Red Mountain Resources, Inc. (“Red Mountain”), Black Rock Capital, Inc. (“Black Rock”) and Alan W. Barksdale (“Barksdale”) (collectively herein referred to as the “Reporting Persons”) with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”).  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of November 8, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.

Item 3.  Source of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 3, 2012, Red Mountain entered into a stock purchase and sale agreement pursuant to which Red Mountain acquired an aggregate of 50,000 shares of the Issuer’s Common Stock in exchange for $70,000.00 ($1.40 per share) in a privately negotiated transaction.  Red Mountain used its working capital to pay the purchase price.

On January 10, 2012, Red Mountain entered into a stock purchase and sale agreement pursuant to which Red Mountain acquired an aggregate of 250,929 shares of the Issuer’s Common Stock in exchange for the issuance of an aggregate of 501,858 shares of Red Mountain’s common stock in a privately negotiated transaction.

Item 5.  Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Black Rock is deemed to be the beneficial owner of 4,272,328 shares of the Issuer’s Common Stock, or approximately 23.4% of the Issuer’s Common Stock.  This represents 2,136,164 shares of the Issuer’s Common Stock held by Black Rock and warrants to purchase 2,136,164 shares of the Issuer’s Common Stock held by Black Rock for which the exercise period began on November 26, 2011.  The warrants, however, are subject to a cap that precludes the holder from exercising the warrants if after such exercise the holder alone or with its affiliates would be the beneficial owner of more than 19.99% of the Issuer’s Common Stock unless the holders of the Issuer’s Common Stock approve such exercise.

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 7 Pages

Red Mountain is deemed to be the beneficial owner of 6,973,589 shares of the Issuer’s Common Stock, or approximately 38.1% of the Issuer’s Common Stock.  This represents 2,701,261 shares of the Issuer’s Common Stock held by Red Mountain and the 2,136,164 shares of the Issuer’s Common Stock held by Black Rock, Red Mountain’s wholly owned subsidiary.  This also includes the warrants to purchase 2,136,164 shares of the Issuer’s Common Stock held by Black Rock.

Barksdale, as the Chief Executive Officer of Red Mountain and an officer of Black Rock, has the authority to vote and dispose of the shares of the Issuer’s Common Stock on behalf of Red Mountain and Black Rock.  As such, Barksdale is deemed to be the beneficial owner of all of the shares of the Issuer’s Common Stock beneficially owned by Red Mountain and Black Rock.

Red Mountain and Barksdale have sole voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by them.  Black Rock has shared voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by it.

In the past 60 days, Red Mountain effected the transactions described under Item 3 of this Schedule 13D, and such transactions are incorporated by reference herein.

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 13, 2012

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, CEO

BLACK ROCK CAPITAL, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale